VIA EDGAR

December 18, 2018

Amy Geddes

Lyn Shenk

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:   Gentherm Incorporated

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 23, 2018

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Filed November 1, 2018

File No. 000-21810

Dear Amy Geddes and Lyn Shenk:

In your letter dated December 11, 2018 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for the Fiscal Year ended December 31, 2017 and our Form 10-Q for the Fiscal Quarter ended September 30, 2018 within ten business days or advise you when we would provide a response.

During our telephone conversation with Amy Geddes today, we advised her that, due to the upcoming holidays and other timing constraints on our finance and legal personnel, we were requesting an extension of time to provide a response. As a result, we will submit our response to the Staff Comment Letter by January 15, 2019.

Very truly yours,

/s/ Barry G. Steele

Barry G. Steele

Chief Financial Officer